Exhibit 7C

For period ending 08/31/2010 file number 811-009253.

List the name of each series or portfolio and give a consecutive number to each series or portfolio starting with the number 1. Use this same numerical designation for each series or portfolio in the series information block in the top right corner of the screens submitted in this filing and in all subsequent filings on this form. This information is required each time the form is filed.

For the funds over #99, interested parties could refer to the most recent shareholder report for financial information.

Series Number	Series Name	Is this the last filing for this Series? (Y/N)
21	Wells Fargo Advantage Cash Investment Money Market Fund	N
22	Wells Fargo Advantage 100% Treasury Money Market Fund	N
23	Wells Fargo Advantage Government Money Market Fund	N
24	Wells Fargo Advantage National Tax-Free Money Market Fund	N
25	Wells Fargo Advantage Prime Investment Money Market Fund	N
26	Wells Fargo Advantage Treasury Plus Money Market Fund	N
27	Wells Fargo Advantage Money Market Fund	N
30	Wells Fargo Advantage California Municipal Money Market Fund	N
31	Wells Fargo Advantage California Municipal Money Market Trust	N
33	Wells Fargo Advantage National Tax-Free Money Market Trust	N
34	Wells Fargo Advantage Money Market Trust	N
61	Wells Fargo Advantage Minnesota Money Market Fund	N
62	Wells Fargo Advantage Dow Jones Target Today Fund	N
63	Wells Fargo Advantage Dow Jones Target 2010 Fund	N
64	Wells Fargo Advantage Dow Jones Target 2020 Fund	N
65	Wells Fargo Advantage Dow Jones Target 2030 Fund	N
66	Wells Fargo Advantage Dow Jones Target 2040 Fund	N
103	Wells Fargo Advantage Heritage Money Market Fund	N
141	Wells Fargo Advantage Dow Jones Target 2015 Fund	N
142	Wells Fargo Advantage Dow Jones Target 2025 Fund	N
143	Wells Fargo Advantage Dow Jones Target 2035 Fund	N
144	Wells Fargo Advantage Dow Jones Target 2045 Fund	N
145	Wells Fargo Advantage Dow Jones Target 2050 Fund	N
167	Wells Fargo Advantage Municipal Cash Management Money Market Fund	N